UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 9)1

Grubb & Ellis Company
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

40009 52 0
(CUSIP Number)

C. Michael Kojaian c/o Kojaian Ventures, L.L.C. 39400 Woodward Avenue, Suite 250 Bloomfield Hills, Michigan 48304 Telephone (248) 644-7600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2007
(Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

(Continued on the following pages)
(Page 1 of 11 Pages)

CUSIP NO. 40009 52 0	13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kojaian Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

2,425,526

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

2,425,526

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,425,526

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*

14	TYPE OF REPORTING PERSON OO

* Based on 25,906,870 shares as determined by the Company to have been outstanding as of May 7, 2007.

CUSIP NO. 40009 52 0	13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kojaian Ventures, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

7,511,283

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

7,511,283

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,511,283

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0%*

14	TYPE OF REPORTING PERSON OO

* Based on 25,906,870 shares as determined by the Company to have been outstanding as of May 7, 2007.

CUSIP NO. 40009 52 0	13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kojaian Management Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

2,425,526

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

2,425,526

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,425,526

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*

14	TYPE OF REPORTING PERSON CO

* Based on 25,906,870 shares as determined by the Company to have been outstanding as of May 7, 2007.

CUSIP NO. 40009 52 0	13D	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kojaian Ventures-MM, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

7,511,283

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

7,511,283

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,511,283

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0%*

14	TYPE OF REPORTING PERSON CO

* Based on 25,906,870 shares as determined by the Company to have been outstanding as of May 7, 2007.

CUSIP NO. 40009 52 0	13D	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mike Kojaian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

2,425,526

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

2,425,526

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,425,526

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*

14	TYPE OF REPORTING PERSON IN

* Based on 25,906,870 shares as determined by the Company to have been outstanding as of May 7, 2007.

CUSIP NO. 40009 52 0	13D	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C. Michael Kojaian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

7,511,283

	8	SHARED VOTING POWER

2,425,526

	9	SOLE DISPOSITIVE POWER

7,511,283

	10	SHARED DISPOSITIVE POWER

2,425,526

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,936,809

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.4%*

14	TYPE OF REPORTING PERSON IN

* Based on 25,906,870 shares as determined by the Company to have been outstanding as of May 7, 2007.

          This Amendment No. 9 (this "filing") amends in certain respects Amendment No. 1 to Schedule 13D filed by Mike Kojaian and C. Michael Kojaian dated February 13, 2001 ("Amendment No. 1"); Amendment No. 2 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, Kojaian Ventures, L.L.C., a Michigan limited liability company ("KV"), and Kojaian Ventures-MM, Inc., a Michigan corporation and managing member of KV ("KVMM") dated April 19, 2002 ("Amendment No. 2"); Amendment No. 3 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, KV and KVMM dated May 16, 2002 ("Amendment No. 3"); Amendment No. 4 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, KV and KVMM dated September 27, 2002 ("Amendment No. 4"); Amendment No. 5 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, Kojaian Holdings LLC, a Michigan limited liability company ("KH"), KV, KVMM dated May 9, 2003 ("Amendment No. 5"); Amendment No. 6 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, KH, KV, and KVMM dated January 6, 2005 ("Amendment No. 6"); Amendment No. 7 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, Kojaian Management Corporation ("KMC"), KH, KV, and KVMM dated April 28, 2006 ("Amendment No. 7"); and Amendment No. 8 to Schedule 13D filed by C. Michael Kojaian, KMC, KH, KV, and KVMM dated July 6, 2006 ("Amendment No. 8") (collectively the "Previous Filings"). All items not reported in this Amendment No. 9 are herein incorporated by reference from Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, and Amendment No. 8. To the extent any item is superseded by any later filing, the later filing is operative and controlling.

Item 2.	Identity and Background

          This Amendment No. 9 is being filed by C. Michael Kojaian, KMC, KVMM, KV, and KH (collectively, the "Reporting Persons"). Item 2 of the Previous Filings is here incorporated by reference.

          During the last five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

          Item 4 of the Previous Filings is here incorporated by reference.

          The Company entered into a definitive Agreement and Plan of Merger, dated May 22, 2007 (the "Merger Agreement"), by and among the Company, NNN Realty Advisors, Inc., and B/C Corporate Holdings, Inc., a wholly owned subsidiary of the Company. The Company's description of the Merger Agreement and related agreements and transactions contained in Item 1.01 of its Form 8-K Current Report dated May 22, 2007, is here incorporated by reference.

          In connection with the Merger Agreement and the transactions contemplated thereby (the "Merger"), each of KH and KV entered into a voting agreement (the "Voting Agreement") with NNN Realty Advisors, Inc. by which they agreed to vote their shares of Common Stock in favor of the Merger. The form of Voting Agreement filed as Exhibit 10.2 to the Company's Form 8-K Current Report dated May 22, 2007 is here incorporated by reference.

          The foregoing is a summary of the terms of the Voting Agreement and does not purport to be a complete discussion of that document. Accordingly, the foregoing is qualified in its entirety by reference to the full text of such agreement, the form of which has been incorporated by reference as an exhibit to this filing.

Item 5.	Interests in Securities of the Issuer.

          (a-b)          The total number of shares of Common Stock deemed to be beneficially owned by all of the Reporting Persons is 9,936,809, which represents approximately 38.4% of the outstanding shares of Common Stock based on 25,906,870 shares reported by the Company to have been outstanding as of May 7, 2007, in the Company's Form 10-Q quarterly report for its quarter ended March 31, 2007. The direct beneficial owners of such shares are represented in the following table (each entity has sole voting and dispositive power over the listed shares):

Beneficial Owner	Shares	Percentage of All Outstanding Common Stock
Kojaian Holdings LLC (KH)	2,425,526	9.4%
Kojaian Ventures, L.L.C. (KV)	7,511,283	29.0%

TOTAL	9,936,809	38.4%

          As the sole member of KH, KMC is the deemed beneficial owner of, and has sole voting and dispositive power over, the 2,425,526 shares of Common Stock directly owned by KH. These shares of Common Stock represent approximately 9.4% of the outstanding shares of Common Stock, based on 25,906,870 shares determined by the Company to have been outstanding as of May 7, 2007.

          As the manager member of KV, KVMM is the deemed beneficial owner of, and has sole voting and dispositive power over, the 7,511,283 shares of Common Stock directly owned by KV. These shares represent approximately 29.0% of the outstanding shares of Common Stock, based on 25,906,870 shares as determined by the Company to have been outstanding as of May 7, 2007.

          As a 50% shareholder of KMC, Mike Kojaian is the deemed beneficial owner of, and has shared voting and dispositive over, the 2,425,526 shares of Common Stock directly owned by KH. These shares of Common Stock represent approximately 9.4% of the outstanding shares of Common Stock based on 25,906,870 shares determined by the Company to have been outstanding as of May 7, 2007.

          As (i) a 50% shareholder of KMC, (ii) the sole shareholder of KVMM and (iii) a member (along with KVMM) of KV, C. Michael Kojaian is deemed to be the beneficial owner of the 9,936,809 shares of Common Stock directly owned by KH and KV. These shares of Common Stock represent approximately 38.4% of the outstanding shares of Common Stock, based on 25,906,870 shares determined by the Company to have been outstanding as of May 7, 2007. Of such 9,936,809 shares of Common Stock, C. Michael Kojaian has sole voting and dispositive power over the 7,511,283 shares of Common Stock directly owned by KV and shared voting and dispositive power over the 2,425,526 shares of Common Stock directly owned by KH.

          (c)          None.

          (d)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer.

          Item 6 of the Previous Filings and Item 4 of this Amendment No. 9 are here incorporated by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement dated June 1, 2007.

Exhibit 2	Voting Agreement. The form of Voting Agreement was filed as Exhibit 10.1 to the Form 8-K Report of the Company filed on May 23, 2007, and is here incorporated by reference.

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2007	/s/ C. Michael Kojaian
C. Michael Kojaian

Dated: June 1, 2007	KOJAIAN HOLDINGS LLC

By: Kojaian Management Corporation, its Sole Member

	By	/s/ C. Michael Kojaian
C. Michael Kojaian, its Executive Vice President

Dated: June 1, 2007	KOJAIAN MANAGEMENT CORPORATION

	By	/s/ C. Michael Kojaian
C. Michael Kojaian, its Executive Vice President

Dated: June 1, 2007	KOJAIAN VENTURES, L.L.C.

By: Kojaian Ventures-MM, Inc., its Managing Member

	By	/s/ C. Michael Kojaian
C. Michael Kojaian, President

Dated: June 1, 2007	KOJAIAN VENTURES-MM, INC.

	By	/s/ C. Michael Kojaian
C. Michael Kojaian, President